Exhibit 99.1

PRESS RELEASE	Contact:	Mario Moreno Cortez
Grupo Simec, S.A.B. de C.V.
Calzada Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, México
+52 55 1165 1025
+52 33 3770 6734

GRUPO SIMEC ANNOUNCES DELAY IN DELIVERY OF ANNUAL REPORT TO THE MEXICAN STOCK EXCHANGE FOR THE FISCAL YEAR ENDED 2015

Guadalajara, Jalisco, April 28, 2016, Grupo Simec, S.A.B. de C.V. (the “Issuer”) informs to investors that pursuant to Article 104, clause III, paragraph a) of the Mexican Securities Market Law (Ley del Mercado de Valores, the "LMV"), and Article 33, clause I, paragraph a) subparagraph 3 and paragraph b) of the General Provisions Applicable the Issuers and Other Securities Market Participants (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores), published by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, the “CNBV”) in the Mexican Official Gazette (Diario Oficial de la Federación) on March 19, 2003 (as amended from time to time, the "CNV Rules" ), the Issuer is required to file with the CNBV and the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V., the "BMV") and therefore make available to the general public: (i) its financial statements as of and for the year ended December 31, 2015, together with an external auditor’s report, the third business day after the shareholders’ annual meeting that approves the financial statements (i.e., May 4, 2016); and (ii) an annual report for the year ended December 31, 2015 (the "Annual Report") no later than on April 30, 2016.

That due to force majeure events beyond the control of the Issuer, which could not have been avoided or planned, such as the preparation of the external auditor’s report on the December 31, 2015 financial statements for one of our subsidiaries in the United States prepared in accordance with the International Financial Reporting Standards, which has required a more detailed analysis and additional deliveries of information to external auditors, the Issuer will not be able to timely comply with the reporting obligations mentioned above as required by the LMV and the CNBV Rules. In accordance with Article 45 of the CNBV Rules, the Issuer will file the relevant information with the CNBV and the BMV, and will therefore be made available to the general public, no later than within the 20 (twenty) business days following April 30, 2016.

For the same reasons, the Issuer will be unable to file its Annual Report on Form 20-F for the year ended December 31, 2015 by the prescribed due date.

About Grupo Simec

Grupo Simec is a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico and Canada. Grupo Simec is also an important producer of structural and light structural steel products in Mexico in terms of sales volume. Grupo Simec’s SBQ products are used across a broad range of highly engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Its structural steel products are mainly used in the residential and non-residential construction market and other construction applications.

Legal Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Grupo Simec and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Grupo Simec is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.